# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Informatica Inc., CIK 0001868778
CUSIP: 45674M101
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 2100 Seaport Boulevard, Redwood City, California (CA), 94063
Date of event which requires filing of this statement: 11/18/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001104659-22-023044
Filed by CIK 0001283718

## Reporting persons
- Canada Pension Plan Investment Board: type of reporting person: non-U.S. institution (FI); citizenship or place of organization: Canada (Federal Level) (Z4); member of a group; sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Informatica Inc.
Address of issuer's principal executive offices: 2100 Seaport Boulevard Redwood City, CA, 94063

## Item 2. Person Filing
Name of person filing: 0001283718
Address of principal business office or, if none, residence:
One Queen Street East, Suite 2500, Toronto, Ontario M5C 2W5
Canada
Citizenship: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: 0
Percent of class: 0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Canada Pension Plan Investment Board: /s/ Pierre Abinakle, Pierre Abinakle, Managing Director, Head of Compliance (11/19/2025)
Comment: Exhibit 99.2 of the Schedule 13G/A filed by the reporting person in respect of the issuer with the U.S. Securities and Exchange Commission on February 13, 2025 is incorporated herein by reference